Exhibit 12.1

NORTHWEST AIRLINES CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three months ended March 31
	2000		1999
Earnings:
Income (loss) before income taxes	$4		$(48)
Less: Income from less than 50% owned investees	39		17
Add:
Rent expense representative of interest(1)	55		48
Interest expense net of capitalized interest	84		89
Interest of preferred security holder	7		7
Amortization of debt discount and expense	3		3
Amortization of interest capitalized	1		1

Adjusted earnings	$115		$83

Fixed charges:
Rent expense representative of interest(1)	$55		$48
Interest expense net of capitalized interest	84		89
Interest of preferred security holder	7		7
Amortization of debt discount	3		3
Capitalized interest	4		5

Fixed charges	$153		$152

Ratio of earnings to fixed charges	—	(2)	—	(2)

(1)
Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)
Earnings were inadequate to cover fixed charges by $38 million and $69 million for the three months ended March 31, 2000 and March 31, 1999, respectively.